Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 7, 2011
Relating to Preliminary Prospectus Supplement dated September 7, 2011
Registration No. 333-156251
Associated Banc-Corp
Pricing Term Sheet

Issuer:	Associated Banc-Corp

Expected Issue Ratings*:	Ba1 (Moody’s) / BB- (S&P) / BB (Fitch)

Securities Offered	Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 8.00% Perpetual Preferred Stock, Series B

Size:	$65,000,000 (2,600,000 Depositary Shares)

Liquidation Preference:	$1,000 per share of 8.00% Perpetual Preferred Stock, Series B (equivalent to $25 per Depositary Share)

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Underwriting Commission(1):	$2,047,500

Net Proceeds to Issuer(2):	$62,952,500

Dividend Rate:	8.00% per annum

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 each year, commencing December 15, 2011

Redemption Provisions:	In whole or in part, from time to time, on any dividend payment date on or after September 15, 2016, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the preliminary prospectus supplement dated September 7, 2011).

Non-Cumulative Dividends:	Dividends initially will be cumulative, because Associated Banc-Corp’s current articles of incorporation require that preferred stock dividends be cumulative. However, dividends will automatically become non-cumulative immediately upon the effective date of an amendment to Associated Banc-Corp’s articles of incorporation permitting non-cumulative preferred stock dividends, expected to occur in April 2012. Following the effective date of that amendment, dividends will not cumulate and Associated Banc-Corp will have no obligation to pay any undeclared and unpaid dividends applicable to any period prior to that date.

Day Count:	30/360

Trade Date:	September 7, 2011

Settlement Date:	September 14, 2011 (T+5)

CUSIP/ISIN for the Depositary Shares:	045488 202/ US0454882020

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “ABW pr B”. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 45-day period after the initial delivery of the Depositary Shares.

Joint Book-Running Managers:	Citigroup Global Markets Inc.; Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	Robert W. Baird & Co. Incorporated; Stifel, Nicolaus & Company, Incorporated
Co-Managers:	Keefe, Bruyette & Woods, Inc.; Macquarie Capital (USA) Inc.; RBC Capital Markets, LLC; Sandler O’Neill & Partners, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(1)	To the extent of sales to certain institutions, the total underwriting commissions will be less than the total shown above.

(2)	To the extent of sales to certain institutions, the net proceeds will be more than the total shown above.

The following table sets forth the following capital ratios on an actual basis as of June 30, 2011 and as adjusted to give effect to this offering.

		As adjusted for
	Actual as	depositary
	of June 30, 2011	share issuance
Tier 1 common equity to risk-weighted assets(1)	12.61%	12.61%
Tier 1 risk-based capital ratio	16.03%	16.51%
Total risk-based capital ratio	17.50%	17.98%

(1)	Tier 1 common capital ratio = Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities divided by risk-weighted assets. This is a non-GAAP financial measure.
The issuer has filed a registration statement (including a preliminary prospectus supplement dated September 7, 2011 and an accompanying prospectus dated December 17, 2008) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.
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